EXHIBIT 99.1

Electra Signs Term Sheet for Strategic Partnership with Global Commodities Trader WMC

TORONTO, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has signed a term sheet with WMC Group AG (“WMC”) for a five-year working-capital and commercial partnership supporting its Canadian critical minerals refinery. The arrangement will finance cobalt feedstock purchases and corresponding battery grade cobalt sales, strengthening the efficiency of the refinery’s operating cash cycle.

The partnership provides logistics management, cobalt market expertise, marketing support and access to WMC’s global commercial network as Electra transitions from construction and commissioning into operations. In connection with the partnership, WMC has also committed to making an investment in Electra upon execution of definitive agreements.

“As Electra gets closer to production, the relationship provides the inventory working capital and provides our commercial team with broader access to cobalt buyers around the world,” said Trent Mell, Chief Executive Officer of Electra. “This agreement addresses our priorities around working capital, logistics and product qualification. WMC markets physical commodities worldwide, combining market intelligence and long-standing customer relationships. Those capabilities complement our existing commercial relationships and can help us optimize the refinery as we ramp toward full production.”

"WMC is expanding its activity across battery materials, and this partnership shows the value we can add for a producer at Electra's stage," said Joe Micotto, Head of Battery Materials for WMC. "Electra is developing an important new source of refined cobalt for the North American market. Combining its refining capability with our financial and logistical resources and global customer relationships gives Electra a strong route to market as it moves into production."

WMC is a leading global physical commodity trader focused on battery materials and nuclear fuel, providing long-term supply, offtake, marketing, logistics and financing solutions. Its Battery Materials trading team brings deep cobalt market expertise and established relationships across the global supply chain.

The parties intend to negotiate definitive agreements based on the term sheet. Completion of the proposed arrangements remains subject to due diligence, negotiation and execution of definitive documentation, receipt of required regulatory and creditor approvals and satisfaction of other customary conditions.

In addition to providing finance and logistics services for volumes up to the refinery’s nameplate capacity, WMC will act as buyer and exclusive marketing agent for corresponding cobalt sulfate production. The partnership is intended to complement Electra’s existing customer relationships, including its supply arrangement with LG Energy Solution.

The term sheet is non-binding, other than with respect to certain provisions including confidentiality, exclusivity, costs, assignment, governing law and jurisdiction.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

About WMC

WMC is an independent and innovative physical commodity merchant focused on the low-carbon energy sector, with businesses spanning nuclear fuel and battery materials. The company provides long-term supply, offtake, marketing, logistics and financing solutions services across global physical commodity markets.

WMC leverages its network, market knowledge and financial engineering capability to connect energy production capacity with downstream demand. Founded in 2016, WMC is a privately-owned company headquartered in Amsterdam, with offices in Zug, Denver and Hong Kong.

WMC also serves as technical advisor to the Sprott Physical Copper Trust and Sprott Physical Uranium Trust.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Joe Micotto
Head of Battery Materials
WMC Group AG
joseph.micotto@wmcgroup.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the basis for assumptions made in this news release are that definitive documentation will be negotiated with WMC, that equity financing will be available on terms acceptable to Electra, and that mechanical completion of the refinery will be achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.